SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Qualified Holding

Pursuant to the terms of article 17 of the Portuguese Securities Code, we inform that Telefónica, S.A. (“Telefónica”) has exceeded 5% of Portugal Telecom, SGPS, S.A.’s (“PT”) share capital, as follows:

1. On 22 and 23 April 2004, Telefónica acquired on the stock exchange a total of 37,128,112 and 5,063,480 PT shares respectively, with financial settlements on 27 and 28 April 2004.

2. As a result of these acquisitions, Telefónica now directly holds 7.106% of PT’s share capital and 7.132% of PT’s voting rights.

3. Pursuant to the terms of article 20 of the Portuguese Securities Code, Telefónica holds indirectly (through companies in a controlling or group relationship with Telefónica) 1.062% of PT’s share capital and 1.066% of PT’s voting rights, as follows:

Companies	Holding of Telefónica Group	No. of PT Shares	% of PT’s Share Cap.	% of PT’s Voting Rights

Aliança Atlântica Holding B.V	93.76%	5,329,500	0.424	0.426%
Telecomunicações de São Paulo, S.A.- Telesp	87.49%	7,994,250	0.637	0.640%

4. Pursuant to the terms of article 20 of the Portuguese Securities Code, two members of Telefónica’s Board of Directors hold a total of 34,170 PT shares, corresponding to 0.003% of PT’s share capital and 1.066% of PT’s voting rights, according to information disclosed to the company on 25 February 2004.

5. Finally, pursuant to the terms of article 16 no.1 subparagrah b) of the Portuguese Securities Code, we inform that according to information provided by Telefónica the following entities are qualified shareholders of Telefónica:

- Banco Bilbao Vizcaya Argentaria, S.A., that holds 6.09% of Telefónica’s share capital, according to the 2003 annual report;
- Caja de Ahorros Y Pensiones de Barcelona, “La Caixa”, that holds 5.38% of Telefónica’s share capital, according to the qualified holding public announcement of 30 March 2004.

Lisbon, 29 April 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.